Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
Ended March 31, 2015

Ellomay Capital Indirectly Holds Approximately 9.2% of Dorad Energy Ltd.

Tel-Aviv, Israel, June 8, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements for the three months ended March 31, 2015 of Dorad Energy Ltd. (“Dorad”), in which Ellomay indirectly holds approximately 9.2%.

On May 25, 2015, U. Dori Group Ltd. (the “Dori Group”), an Israeli public company that holds 51% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Dori Group includes the financial statements of Dorad for the same period. Dorad’s power plant commenced operations during May 2014, and therefore the results for the period present the first results for the operations of the power plant during the first financial quarter.

The financial results of Dori Energy and of Dorad for the quarter ended March 31, 2015 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its share of these results in its financial results for this period, which are currently expected to be published on or about June 23, 2015. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of the Dorad financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the quarter ended March 31, 2015 - approximately NIS 679 million (or approximately USD 171 million, based on the exchange rate on March 31, 2015).

•	Dorad’s unaudited operating profit for the quarter ended March 31, 2015 - approximately NIS 90 million (or approximately USD 23 million, based on the exchange rate on March 31, 2015).

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented, which include the winter months of January and February and the intermediate month of March, are not indicative of full year results.

Ran Fridrich, CEO and a board member of Ellomay commented: “Dorad presented good and profitable results for the quarter, in accordance with our expectations. Based on our satisfaction from the results of operations of the power plant, we recently exercised an option to increase our indirect holdings in Dorad to approximately 9.2% and we hold an additional option to increase the indirect holdings to approximately 9.4%, exercisable until May 2016. As of the end of the first quarter the Company held cash, cash equivalents, deposits and marketable securities in an aggregate value of approximately $22 million that we expect to use, among other things, for the continued development of the Manara pumped storage project and for additional investments in the various energy fields. In addition, the Company recently reported the approval of a buyback plan with respect to the Company’s ordinary shares in an aggregate amount of up to $3 million.”

A translation of the financial results for Dorad as of and for the year ended December 31, 2014 and as of and for the three month periods ended March 31, 2014 and 2015 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a separate press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Dori Group, Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM” and whose Series A Debentures are traded on the Tel Aviv Stock Exchange.  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and

•
Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%,  in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statement of Financial Position

	March 31	March 31	December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	334,572	56,006	71,778
Trade receivables	342,074	-	328,438
Other receivables	19,160	45,194	11,118
Pledged deposit	29,483	92,979	68,148
Financial derivatives	6,894	-	11,090
Total current assets	732,183	194,179	490,572

Non-current assets
Restricted deposit	270,062	-	200,027
Prepaid expenses	48,423	50,165	48,925
Advances to suppliers	-	55,305	-
Fixed assets	4,537,446	4,142,338	4,588,356
Intangible assets	8,318	8,080	8,577
Total non-current assets	4,864,249	4,255,888	4,845,885

Total assets	5,596,432	4,450,067	5,336,457

Current liabilities
Current maturities of loans from banks	176,235	149,310	122,358
Trade payables	576,120	-	376,515
Other payables	66,695	250,950	443,458
Financial derivatives	-	1,614	-
Total current liabilities	819,050	401,874	942,331

Non-current liabilities
Loans from banks	3,453,636	3,016,746	3,186,412
Loans from related parties and others	488,572	419,788	462,244
Provision for dismantling and restoration	28,671	-	28,507
Deferred tax liabilities	47,485	-	23,275
Liabilities for employee benefits, net	105	62	105
Total non-current liabilities	4,018,469	3,436,596	3,700,543

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with controlling shareholders	3,748	3,748	3,748
Retained earnings (losses)	112,955	(34,361)	47,625
Total equity attributed to owners of the company	758,913	611,597	693,583

Total liabilities and equity	5,596,432	4,450,067	5,336,457

Dorad Energy Ltd.
Interim Condensed Statement of Profit or Loss

	For the three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Revenues	679,236	-	1,484,176

Operating costs of the Power Plant

Energy costs	157,321	-	343,647
Electricity purchase and infrastructure services	334,686	-	690,827
Depreciation and amortization	52,410	-	124,339
Other operating costs	36,770	-	92,618
Total cost of Power Plant	581,187	-	1,251,431
Profit from operating the Power Plant	98,049	-	232,745
General and administrative expenses	7,991	-	14,022
Other expenses	-	3,750	5,771
	7,991	3,750	19,793

Operating profit (loss)	90,058	(3,750)	212,952

Financing income	6,327	1,415	46,964
Financing expenses	6,846	-	156,990

Financing income (expenses), net	(519)	1,415	(110,026)

Profit (loss) before taxes on income	89,539	(2,335)	102,926

Taxes on income	24,209	-	23,275

Profit (loss) for the period	65,330	(2,335)	79,651

Dorad Energy Ltd.
Interim Condensed Statement of Changes in Equity

			Capital reserve
			for activities
	Share	Share	with controlling	Retained
	capital	premium	shareholders	earnings (losses)	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months
ended March 31, 2015
(Unaudited)

Balance as at
January 1, 2015 (Audited)	11	642,199	3,748	47,625	693,583

Profit for the period	-	-	-	65,330	65,330

Balance as at
March 31, 2015
(Unaudited)	11	642,199	3,748	112,955	758,913

For the three months
ended March 31, 2014
(Unaudited)

Balance as at
January 1, 2014 (Audited)	11	642,199	3,748	(32,026)	613,932

Loss for the period	-	-	-	(2,335)	(2,335)

Balance as at
March 31, 2014
(Unaudited)	11	642,199	3,748	(34,361)	611,597

For the year ended
December 31, 2014 (Audited)

Balance as at
January 1, 2014 (Audited)	11	642,199	3,748	(32,026)	613,932

Profit for the year	-	-	-	79,651	79,651

Balance as at
December 31, 2014 (Audited)	11	642,199	3,748	47,625	693,583

Dorad Energy Ltd.
Interim Condensed Statements of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit (loss) for the period	65,330	(2,335)	79,651
Adjustments:
Depreciation and amortization	52,583	-	124,764
Taxes on income	24,210	-	23,275
Compensation for customers	-	3,750	-
Financing expenses (income), net	519	(1,415)	110,026
	77,312	2,335	258,065

Change in trade receivables	(13,636)	-	(328,438)
Change in other receivables	(8,042)	-	(10,886)
Change in trade payables	199,605	-	376,515
Change in other payables	6,363	-	(3,909)
Change in employee benefits, net	-	-	49
	184,290	-	33,331

Net cash flows provided by operating activities	326,932	-	371,047

Net cash flows used in investing activities
Proceeds from (payment for) settlement of financial derivatives	7,306	(4,865)	27,679
Payment of pledged deposit	38,679	19,558	44,627
Investment in pledged deposit	-	(33,716)	(33,716)
Investment in long-term restricted deposit	(70,000)	-	(200,000)
Investment in fixed assets	(380,881)	(52,828)	(267,824)
Investment in intangible assets	(228)	(423)	(2,086)
Interest received	73	-	275

Net cash flows used in investing activities	(405,051)	(72,274)	(431,045)

Cash flows from financing activities:
Receipt of long-term loans from related parties	23,208	45,451	60,491
Receipt of long-term loans from banks	318,100	78,630	174,764
Repayment of loans	-	-	(12,791)
Interest paid	(69)	-	(96,031)

Net cash flows provided by financing activities	341,239	124,081	126,433

Net increase in cash and cash equivalents for the period	263,120	51,807	66,435

Effect of exchange rate fluctuations on cash and cash
equivalents	(326)	-	1,144

Cash and cash equivalents at beginning of period	71,778	4,199	4,199

Cash and cash equivalents at end of period	334,572	56,006	71,778